SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE 13E-3
                    RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             (Amendment No. 1)

                          KINETIC CONCEPTS, INC.
                             (NAME OF ISSUER)

                          KINETIC CONCEPTS, INC.
                        FREMONT PURCHASER II, INC.
                          RCBA PURCHASER I, L.P.
                         JAMES R. LEININGER, M.D.
                          FREMONT INVESTORS, INC.
                     RICHARD C. BLUM & ASSOCIATES, INC.
                              RICHARD C. BLUM
                    (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                49460W-01-0
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DENNIS E. NOLL
                           SENIOR VICE PRESIDENT,
                       GENERAL COUNSEL AND SECRETARY
                           KINETIC CONCEPTS, INC.
                              8023 VANTAGE DRIVE
                         SAN ANTONIO, TEXAS 78230
                         TELEPHONE: (210)524-9000

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                With Copies to:

  DAVID W. HELENIAK, ESQ.               STEPHEN D. SEIDEL, ESQ.
   SHEARMAN & STERLING                 COX & SMITH INCORPORATED
   599 LEXINGTON AVENUE             112 E. PECAN STREET, SUITE 1800
 NEW YORK, NEW YORK 10022              SAN ANTONIO, TEXAS 78205
     (212) 848-4000                          (210)554-5500


This statement is filed in connection with (check the appropriate box):

a.    [ ]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    [ ]  The filing of a registration statement under the
           Securities Act of 1933.

c.    [X]  A tender offer.

d.    [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                      CALCULATION OF FILING FEE
______________________________________________________________________
  TRANSACTION VALUATION*                AMOUNT OF FILING FEE

    $654,293,626.90                          $130,858.73
______________________________________________________________________

*For purposes of calculating fee only. This transaction applies to an aggregate of 35,440,157 shares (sum of (i) 32,633,971 outstanding shares of common stock (not including 186,824 treasury shares or 6,064,155, 100,000 and 3,837,890 shares of common stock held by James
R. Leininger, M.D., Peter A.Leininger, M.D. and Richard C. Blum & Associates, L.P., respectively, to remain outstanding after the Offer) and (ii) 2,806,186 outstanding options to purchase shares of Common Stock).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $19.25 per unit. The per unit price with respect to 723,300 options to purchase shares of Common Stock is $19.9375 per unit.

The proposed maximum aggregate value of transaction is $654,293,626.90 (sum of (i) product of 32,633,971 shares of Common Stock and $19.25, (ii) product of (A) 2,082,886 options to purchase shares of Common Stock and (B) the difference between $19.25 and the exercise price of such options and (iii) product of (A) 723,300 options to purchase shares of Common Stock and (B) the difference between $19.9375 and the exercise price of such options).

The total fee is $130,858.73 paid by wire transfer on October 7, 1997 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $130,858.73

Form or Registration No.: SC13E4

Filing Party: Kinetic Concepts, Inc.

Date Filed: October 8, 1997

_______________________________________________________________________

                                INTRODUCTION

     This Amendment No. 1 to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Kinetic Concepts, Inc., a Texas corporation (the "Company"), Fremont Purchaser II, Inc. ("F Purchaser"), RCBA Purchaser I, L.P.
("B Purchaser"), Fremont Investors,  Inc. ("Fremont"), Richard C. Blum
& Associates, Inc. ("RCBA"), Richard C. Blum ("Blum" (and, together with B Purchaser, F Purchaser, Fremont, and RCBA, "Purchasers"), James R. Leininger, M.D. ("Dr. James Leininger"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 there-under in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, $.001 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 8, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (d)(1) and (d)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission on October 8, 1997. This Amendment No. 1 to the Statement is being filed in part to reflect the addition of Fremont, RCBA and Blum as additional parties filing the Statement.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and supplemented to reflect the addition of Fremont, RCBA and Blum as additional parties filing the Statement.

     Item 2(a) - (d) and (g) are amended to reflect the information regarding Blum set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 14. Certain Information Concerning Purchasers" which is incorporated herein by reference.

     Item  2(e) and (f) are hereby amended and supplemented as follows:

     None of RCBA, Blum and Fremont during the past five years, to its knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item  4(a) is hereby amended and supplemented  by  the following:

     The following two paragraphs are hereby inserted into the Offer to Purchase immediately following the first paragraph under "THE TENDER OFFER -- Section 8. Financing of the Transactions":

     "The funds to be provided by F Purchaser in the Stock Purchase have come from the following sources: Fremont Partners, L.P., Fremont Offshore Partners, L.P. and Fremont Partners Side-By-Side, L.P.. The total amount of the funds is currently available in a bank account maintained for F Purchaser.

      The funds to be provided by B Purchaser in the Stock Purchase will come from RCBA-KCI Capital Partners, L.P., which has binding commitments from its investors to provide such funds. The total amount of the funds will be funded into a bank account maintained for B
Purchaser prior to the Stock Purchase."

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     Item 6(a) and (c) are hereby amended and supplemented to incorporate by reference the amendment to Item 4(a) set forth above.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     Item  7(b)  is hereby amended and supplemented  by  the following:

     The second-to-last paragraph of the sub-section entitled "Recommendation of the Disinterested Directors and the Board" under "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

     "In connection with its deliberations, the Board did not consider, and did not request that BT Alex. Brown evaluate, the Company's liquidation value. The Board did not view the Company's liquidation value to be a relevant measure of valuation, given that the Per Share Amount significantly exceeded the book value per Share of the Company on June 30, 1997, and it was the Board's view that the Company is far more valuable as a going concern than its net book value per share of $5.26 as of June 30, 1997. However, book value per share is a historical accounting number, and an evaluation of liquidation value could produce a higher valuation than book value per share. Additionally, there can be no assurance that the liquidation value would not produce a higher valuation of the Company than its value as a going concern."

     Item 7(b) is hereby further amended and supplemented by the following:

     The following paragraph is hereby inserted into the Offer to Purchase immediately following the third-to-last paragraph of the sub-section entitled "Recommendation of the Disinterested
Directors and  the  Board"  under   "SPECIAL FACTORS --
Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions":

     "With respect to the fairness of the Per Share Amount from a financial point of view, the Board and the Disinterested Directors specifically noted that the multiples of certain financial data implied for the Company based on the Per Share Amount generally were within the ranges of corresponding multiples derived for comparable companies and transactions (see "Opinion of BT Alex. Brown Incorporated - Analysis of Selected Public Company Trading and Financial Information" and "Analysis of Selected Merger and Acquisition Transactions"). The Board and the Disinterested Directors also noted that while the estimated equity reference range for the Company based on a discounted cash flow analysis utilizing internal estimates of the Company's management exceeded the Per Share Amount (see Case I discussion under "Opinion of BT Alex. Brown Incorporated Discounted Cash Flow Analysis"), the Per Share Amount was within the estimated equity reference range for the Company after taking into account adjustments for certain risks and other factors (see Case II discussion under "Opinion of BT Alex. Brown Incorporated - Discounted Cash Flow Analysis"). Specifically, Case I did not take into account the fact that an increasing amount of the Company's revenue growth was projected to result from new products, the risks inherent in successfully marketing new products, the risks presented by the recently adopted Balanced Budget Act of 1997 (which has not been fully implemented), the risks of other changes in reimbursement policy or increased pricing pressure from the Company's customers, the risks of increased shift in customer preference from high margin products to lower margin products, potential increases in regional and corporate overhead expenses and general inflation. The Board and the Disinterested Directors also noted that the Per Share Amount had been agreed upon through arms-length negotiations following an extensive auction process. The views of the Board and the Disinterested Directors were based on the totality of factors and analyses considered, with no single factor or analysis being dispositive of the Board's or the Disinterested Directors' fairness determination."


ITEM 8.  FAIRNESS OF THE TRANSACTION.

     Item 8(a) is hereby amended and supplemented to incorporate by reference the amendment to Item 7(b) set forth above.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     Item  9(a)-(c)  are hereby amended and supplemented to
incorporate by reference the amendment to Item 7(b) set forth above.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS
WITH REGARD TO THE TRANSACTION.

     Item 12(a)-(b) are hereby amended and supplemented to incorporate by reference the amendment to Item 7(b) set forth above.

ITEM 16  ADDITIONAL INFORMATION.

     Item 16 is hereby amended and supplemented to incorporate by reference the amendment to Item 7(b) set forth above.

     Item 16 is hereby further amended as follows:

1. The definition of "Purchasers" contained in the Offer to Purchase is hereby amended to include Fremont, RCBA and Blum.

2. The first sentence of the paragraph entitled "Discounted Cash Flow Analysis" under "SPECIAL FACTORS -Opinion of BT Alex. Brown Incorporated" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

     "BT  Alex.  Brown  performed a  discounted cash flow analysis of the Company to estimate the present value of the stand-alone, unlevered, after-tax free cash flows that the Company could generate over the years 1997 through 2001, based both on internal estimates of the management of the Company ("Case I") and
adjustments  to  such   internal estimates based on discussions with
potential acquirors who had declined to proceed with a transaction with the Company to reflect certain factors which potential acquirors might consider in estimating the value of the Company ("Case II").
Case II assumed lower compound annual growth rates and EBITDA margins for the Company than Case I. Specifically, Case I did not take into account adjustments for certain risks and other factors, including the fact that an increasing amount of the Company's revenue growth was projected to result from new products, the risks inherent in successfully marketing new products, the risks presented by the recently adopted Balanced Budget Act of 1997 (which has not been fully implemented), the risks of other changes in reimbursement policy or increased pricing pressure from the Company's customers, the risks of increased shift in customer preference from high margin products to lower margin products, and potential increases in regional and corporate overhead expenses and general inflation."

3. The last sentence of the paragraph entitled "Purchasers" under "SPECIAL FACTORS -- Position of Purchasers and Dr. James Leininger Regarding Fairness of the Transactions" contained in the Offer to Purchase is hereby deleted and the following is hereby inserted in its place:

"With respect to the fairness of the Per Share Amount from a financial point of view, the Purchasers noted that the multiples of certain financial data implied for the Company based on the Per Share Amount were generally within the ranges of corresponding multiples derived for comparable companies and transactions. The Purchasers also noted that the Per Share Amount was within the estimated equity reference range for the Company based on a discounted cash flow analysis after taking into account adjustments for certain risks and other factors, including the fact that an increasing amount of the Company's revenue growth was projected to result from new products, the risks inherent in successfully marketing new products, the risks presented by the recently adopted Balanced Budget Act of 1997 (which has not been fully implemented), the risks of other changes inreimbursement policy or increased pricing pressure from the Company's customers, the risks of increased shift in customer preference from high margin products to lower margin products, and potential increases in regional and corporate overhead expenses and general inflation. Finally, the Purchasers noted that the Per Share Amount had been agreed upon through arms-length negotiations following an extensive auction process. The views of the Purchasers were based on the totality of factors and analyses considered, with no single factor or analysis being dispositive of the Purchasers' fairness determination and should not be construed as a recommendation by them to the Company's shareholders to tender their Shares or vote to approve the Transaction Agreement and the Merger."

4. The last sentence of the paragraph entitled "Dr. James Leininger" under "SPECIAL FACTORS -- Position of Purchasers and Dr. James
Leininger Regarding Fairness of the Transactions" contained in the Offer to Purchase is hereby deleted and the following is hereby inserted in its place:

"With respect to the fairness of the Per Share Amount from a financial point of view, Dr. James Leininger noted that the multiples of certain financial data implied for the Company based on the Per Share Amount were generally within the ranges of corresponding multiples derived for comparable companies and transactions. Dr. James Leininger also noted that the Per Share Amount was within the estimated equity reference range for the Company based on a discounted cash flow analysis after taking into account certain risks and other factors, including the fact that an increasing amount of the Company's revenue growth was projected to result from new products, the risks inherent in successfully marketing new products, the risks presented by the recently adopted Balanced Budget Act of 1997 (which has not been fully implemented), the risks of other changes in reimbursement policy or increased pricing pressure from the Company's customers, the risks of increased shift in customer preference from high margin products to lower margin products, and potential increases in regional and corporate overhead expenses and general inflation. Finally, the Purchasers noted that the Per Share Amount had been agreed upon through arms-length negotiations following an extensive auction process. The views of Dr. James Leininger were based on the totality of factors and analyses considered, with no single factor or analysis being dispositive of Dr. James Leininger's fairness determination and should not be construed as a recommendation by him to the Company's shareholders to tender their Shares or vote to approve the Transaction Agreement and the Merger."

5. The paragraph under "SPECIAL FACTORS -- Cautionary Statement Concerning Forward-Looking Statements" contained in the Offer to Purchase, is hereby amended and restated to read in its entirety as follows:

     "Certain matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the projections set forth below (collectively, the "Projections"). Such information has been included in this Offer to Purchase for the limited purpose of giving the Company's shareholders access to financial projections made by the Company's management in connection with the Transactions and the Debt Financing. Such information was prepared by the Company's management for internal use and not with a view to publication. The Projections were based on assumptions concerning the Company's products and business prospects in 1997 through 2002, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Projections were also based on other revenue and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the Securities and Exchange Commission (the "Commission"), or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts and are included in this Offer to Purchase only because such information was made available to Purchasers by the Company. Neither Purchasers' nor the Company's independent accountants have examined, compiled or applied any agreed upon procedures to this information and, accordingly, assume no responsibility for this information."

6. The lead-in paragraph under "THE TENDER OFFER -- Section 11. Certain Conditions to the Offer" contained in the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

     "Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, if (v) the Minimum Condition shall not have been satisfied prior to the Expiration Date, (w) any applicable waiting period under the HSR Act (as defined herein) shall not have expired or been terminated prior to the expiration of the Offer,
(x) the Debt Financing shall not have been obtained prior to the Expiration Date, (y) the Closing shall not have occurred prior to the Expiration Date or (z) at any time on or after the date of the Transaction Agreement, and prior to the Expiration Date, any of the following conditions shall exist:"


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 1997
                              Kinetic Concepts, Inc.

                              By: /s/  DENNIS E.NOLL
                                  -------------------
                                Name:  Dennis E. Noll
                                Title: Senior Vice President

                              Fremont Purchaser II, Inc.

                              By: /s/ R.S. KOPF
                                  -------------------
                                Name:  R.S. Kopf
                                Title: General Counsel and
                                       Secretary

                               RCBA Purchaser I, L.P.

                               By Richard C.Blum & Associates, L.P.,
                               its General Partner

                               By: /s/ MURRAY A. INDICK
                                   --------------------
                                 Name:  Murray A.Indick
                                 Title: Managing Director
                                        and General Counsel


                                  /s/ DENNIS E. NOLL
                                  ----------------------
                                  James R. Leininger, M.D.
                               By: Dennis E. Noll, Attorney-in-Fact

                              Fremont Investors, Inc.

                               By: /s/ R.S. KOPF
                                   ---------------------
                                 Name:  R.S. Kopf
                                 Title: Managing Principal,
                                        General Counsel and
                                        Secretary


                                  /s/ MURRAY A. INDICK
                                  ----------------------
                                  Richard C. Blum
                                  By: Murray A. Indick,
                                      Attorney-in-Fact

                                  Richard C. Blum & Associates, Inc.

                                By: /s/ MURRAY A. INDICK
                                    --------------------
                                  Name:  Murray A. Indick
                                  Title: Managing Director, General
                                         Counsel and Secretary